Amendment No. 1

to

PARTICIPATION AGREEMENT

Amendment No. 1 dated as of October 28, 2016 to the Participation Agreement (the “Agreement”) dated October 1, 2013 by and between AXA Equitable Life Insurance Company and Van Eck Securities Corporation, Van Eck Associates Corporation, and Van Eck VIP Trust (collectively, the “Parties”).

WHEREAS, the Parties would like to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants given herein, the Parties agree as follows:

1.	Article I of the Agreement is amended to include the following:

1.11. Company has authorized its third-party administrator to send the Company’s daily subscription and redemption trades for its accounts in the Funds via an automated file transmission to a secure FTP connection at the transfer agent for the Funds, DST Systems, Inc. (“DST”), which the Funds have authorized DST to receive. The automated file transmission will be in a format that has already been agreed upon by DST and Company’s third-party administrator (unless both agree on a revised format) and sent on each business day for receipt by DST before 9:00AM ET on the next business day after trade date, even if the trade amounts are zero.

2.	Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment as of the date first above set forth.

AXA Equitable Life Insurance Company		VanEck VIP Trust

By:		By:
Print Name:	Steven M. Joenk	Print Name:	Matthew Babinsky
Title:	Managing Director	Title:	AVP

Van Eck Securities Corporation		Van Eck Assoiates Corporation

By:		By:
Print Name:	Matthew Babinsky	Print Name:	Matthew Babinsky
Title:	AVP	Title:	AVP